Mail Stop 4561

June 14, 2007

Allen M. Hsieh
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 2100
Bellevue, WA 98004

> **Re:** **Infospace, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-25131**

Dear Mr. Hsieh:

We have reviewed your response to our letter dated April 26, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 58

1. We note your response to prior comment 3 where you indicate that the Company will revise their disclosures in future filings to include a more detailed explanation of their revenue recognition policy as it relates to your search engine and directory listing customers. Please provide a copy of your proposed disclosures for the Staff's review.

Item 9A. Controls and Procedures, page 82

2.   We note your response to comment 4 where you indicate that the material adjustment did not impact any previously issued financial statements filed with the SEC. We further note that the $5.3 million adjustment was due to the reversal of a deferred income tax asset valuation and the related benefit recorded in the Company's consolidated financial statements. We note that the Company's valuation allowance was reduced by $63,355 in fiscal 2006 and $77,322 in fiscal 2005. Please explain the decrease in your allocation of your valuation allowance for each period (i.e. tax provision, goodwill or equity) and reconcile such information to the disclosures in your Form 10-K. For instance, it appears that the $63,355 reduction in 2006 was recorded as a $28,643 increase to your tax benefit; a $35,622 reduction in goodwill and a $5.3 million credit to equity as per your response. Accordingly, the total allocation appears to be $69.6 million versus the $63.3 million reduction in the valuation allowance. Please explain the difference and provide a similar analysis for fiscal 2005.

Schedule II - Valuation and Qualifying Accounts

3.   We note your response to comment 5 where you indicate that the Company believes that the footnote disclosures in your Form 10-K were sufficient to meet the disclosure requirements of Item 5-04(a) (2). The Staff agrees that valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS No. 109, have been met.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief